

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3561

May 17, 2018

Linda H. Apsey
President and Chief Executive Officer
ITC Holdings Corp.
27175 Energy Way
Novi, Michigan 48377

> **Re: ITC Holdings Corp.**
> **Registration Statement on Form S-4**
> **Filed May 9, 2018**
> **File No. 333-224814**

Dear Ms. Apsey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli, Staff Attorney, at (202)551-6521 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Christine Mason Soneral, Esq.
       Risë B. Norman, Esq.